Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

October 25, 2006

VIA EDGAR

Mr. William Friar

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	NewStar Financial, Inc.

Registration Statement on Form S-1

File No. 333-137513

Dear Mr. Friar:

On behalf of our client, NewStar Financial, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-137513), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of October 19, 2006. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	You should use no type size smaller than the one that predominates in the filing. For example, you use a smaller size type on page 62 regarding operations and on page 72 regarding summary executive compensation. Please revise in all areas where you use small type.

The Company has complied with the Staff’s comment by revising the type sizes so that none is smaller than the one that predominates in the filing.

2.	We will process your amendments without the numbers for the price range, dilution, capitalization and elsewhere throughout the prospectus. Please understand that omitting such numbers affects disclosure matters throughout the documents, which may cause us to raise issues on which we have not commented previously.

The Company acknowledges the Staff’s comment. The Company intends to disclose by an amendment to the Registration Statement the proposed price range and the number of shares of common stock to be offered by the Company in the offering.

3.	Please revise your filing to present pro-forma information in accordance with Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company will complete the pro forma information once the price range has been determined.

Prospectus Summary, page 1

4.	In the introductory paragraph you qualify the summary by reference to detailed information and financial statements. We believe that such qualification is unnecessary because by its very nature a summary is not incomplete and does not contain all the information in the body of the text. Please consider deleting the qualification.

The Company has complied with the Staff’s comment by deleting the qualifying language.

Competitive Strengths, page 2

5.	Reference is made to the penultimate bullet point, “Comprehensive portfolio monitoring process.” Please advise us whether or not you have been rated by other services, and if you have what those ratings were and what consideration was given to including them in this prospectus.

The Company advises the Staff that it has not been rated by any other services in this regard.

Summary Historical Consolidated Financial and Other Data, page 6

6.	We note that you present “operating expenses as a percentage of average total assets” as a performance ratio and also provide discussions within your MD&A on page 37 relating to this measure. Please tell us how this measure is useful in assessing the performance of your company and how you concluded this was not a Non-GAAP measure as defined by Item 10(e) of Regulation S-K. If you are able to substantiate the usefulness of this measure, please include additional textual or footnote disclosure in your next amendment. If you are unable to substantiate the usefulness of this measure, please revise your filing to remove this performance ratio and all related disclosures.

The Company acknowledges the Staff’s comment and has removed this performance ratio and related disclosures. See pages 7 and 37.

7.	Please revise your filing to clearly state whether the weighted average coupon rate disclosed on page 7 pertains to your debt, loan portfolio, or investment portfolio as it is not clearly evident from your filing.

The Company has complied with the Staff’s comment by adding a footnote clarifying that the weighted average coupon rate pertains to its loan portfolio. See pages 7-8.

Risk Factors – Our liquidity position could be adversely…, page 17

8.	We note the disclosure that securities issued by trusts that you have sponsored have been rated by NRSRO’s. Please advise us your thinking for including this information in the prospectus, but not disclosing what those ratings were.

The Company has complied with the Staff’s comment by disclosing the actual ratings. See pages 17, 47, F-17 and F-34.

Management’s Discussion and Analysis of Financial Condition and Results…page 33

9.	We note that the presentation of financial results makes comparison of comparable periods difficult. For example, you compare the period from inception at June 18, 2004 to December 31, 2004 to the period of January 1, 2005 to December 31, 2005. Please revise to include language noting the difficulty of comparison among these periods at the outset of the sections on Selected Historical Consolidated Financial and Other Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has complied with the Staff’s comment by including language noting the difficulty in comparing these two periods at the outset of the sections on Selected Historical Consolidated Financial and Other Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations. See pages 30 and 33.

Our Lending Groups, page 55

10.	Please explain what constitutes “emerging asset classes,” as used on page 57.

The Company has complied with the Staff’s comment by revising the disclosure to include items constituting emerging asset classes. See page 57.

Committees, page 70

11.	Please revise to disclose the compensation committee’s compensation policies applicable to your executive officers under Item 402(k) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that Item 402(a)(8) provides that the information required by Item 402(k) need not be provided in any filings other than a proxy or information statement relating to an annual meeting of security holders at which directors are to be elected.

Equity Plan, page 76

12.	We note that you plan to adopt an equity plan prior to completing the offering. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.

The Company intends to make equity awards or grants contemporaneous with the commencement of the proposed initial public offering. The number of shares subject to such awards has not yet been determined. The exercise price for such options will be the initial public offering price and such grants will vest over a period of four years. The Company intends to provide disclosure regarding such grants in a subsequent amendment. The Company also will provide information regarding the impact of its equity incentives in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See pages 34-35 and 75.

Principal Stockholders, page 77

13.	For all entities that are not public companies, please identify the natural persons who are the beneficial owners.

The Company has complied with the Staff’s request and included footnotes disclosing the natural persons who are beneficial owners. See pages 76-77.

Certain Relationships and Related Parties, page 78

NewStar Credit Opportunities Fund, page 80

14.	We note your disclosures regarding your relationship with NewStar Credit Opportunities Fund (NCOF). Please tell us and revise your filing to disclose your direct ownership in this entity, if any. Additionally, please tell us how you considered the guidance prescribed by FIN 46R in determining whether to consolidate this entity based upon the following disclosures in your filing:

•	you formed this entity in August 2005;
•	you manage this entity pursuant to a management agreement for which you have received $293,000 and $16,000 in fees for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.
•	you make representations to NCOF regarding loans or other debt products sold to them;
•	NCOF has an advisory committee for which you are a representative; and
•	investors are limited in their ability to withdraw capital prior to December 31, 2007.

The Company advises the Staff that it has no direct ownership in NCOF and that it has determined that NCOF is not required to be consolidated with the Company. The Company has complied with the Staff’s comment by revising its disclosure to reflect the Company’s ownership in NCOF. See page 80. NCOF does not have the characteristics of a variable interest entity as set forth in paragraph 5 of FIN 46R. The Company further advises the Staff that it determined that its management agreement does not represent a variable interest in NCOF.

NCOF has the following attributes:

•	NCOF is a Cayman LTD that is a corporate enterprise (comparable to a C corporation in the United States). It has an independent board of directors that consists of three individuals. These individuals were found by a director search firm and approved by the equity holders of NCOF (which do not include the Company). NCOF’s board of directors is required to meet at least annually to approve the annual independent audit, review investment performance and discuss general operations of the fund.

•	There is an independent investment professional that represents the equity holders. The independent investment professional must approve or reject all acquisitions and dispositions of loans and other debt products by NCOF.

•	Any loans that the Company sells to NCOF are sold in arm’s length transactions at the prevailing market rates that the Company would sell to, and in many cases has sold to, other unrelated third parties.

•	In accordance with the management agreement, the Company services NCOF’s portfolio of loans and other debt products, acts as collections agent and provides record keeping services. The Company believes that the fees it receives as a service provider are consistent with prevailing market rates and commensurate with the level of effort required to provide the services.

•	The fees the Company receives are not subordinate to other operating liabilities of NCOF.

•	NCOF may remove the Company as manager.

The Company analyzed NCOF under paragraph 5 of FIN 46R as the Company was not eligible to apply any of the scope exceptions in the Interpretation to NCOF. In accordance with paragraph 5, the Company determined that:

a.	NCOF’s total GAAP equity investment at risk is sufficient to permit NCOF to finance its activities without additional subordinated financial support provided by any parties, including equity holders. At the formation date, and upon subsequent reconsideration events, the capitalization of NCOF consisted solely of GAAP equity.

b.	As a group, the holders of NCOF’s equity investment at risk do not lack any one of the following three characteristics of a controlling financial interest:

(1)	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The Company believes that the approval of asset purchases and sales are central to the operating results and financial success of NCOF. Through the independent investment professional, the equity holders at risk have the ability to make decisions regarding the acquisitions and dispositions of assets that significantly affect the profitability of NCOF. As a result, the Company believes that the management agreement is not a decision maker agreement and does not cause NCOF’s equity holders, as a group, to lack the direct or indirect ability to make decisions about NCOF’s activities that have a significant effect on NCOF’s success.

(2)	The obligation to absorb the expected losses of the entity. NCOF’s variable interest holders are its equity and debt holders. Therefore, NCOF’s expected losses are first absorbed by its GAAP equity holders.

(3)	The right to receive the expected residual returns of the entity. Investors do not have the right to receive the expected residual returns of an entity if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. However, NCOF’s GAAP equity holders have the uncapped right to receive NCOF’s expected residual returns.

c.	The voting rights of NCOF’s equity holders are proportional to their obligations to absorb NCOF’s expected losses and expected residual returns.

As such, the Company concluded that NCOF is a voting interest entity and that due to its lack of equity ownership, the Company would not consolidate NCOF.

Underwriting, page 93

15.	Please provide disclosure regarding NASD underwriter compensation approval pursuant to NASD Rule of Conduct 2710.

The underwriters have advised the Company that they made an initial filing with the NASD on September 21, 2006 and that they expect to make a supplemental filing with the NASD in the near future. The underwriters have also advised the Company that, currently, they are unaware of any compensation issues under NASD Rule of Conduct 2710. The Company acknowledges that the Staff will request an oral or written representation from the NASD, prior to declaring the Registration Statement effective, informing the Staff that the NASD has no objections regarding the underwriting compensation arrangements in this offering. However, the Company respectfully submits to the Staff that it does not believe either Form S-1 (please see Item 508 of Regulation S-K) or NASD Rule of Conduct 2710 require disclosure regarding this representation by the NASD.

Where You Can Find More Information, page 97

16.	Please delete the fourth sentence of this paragraph. If you include a brief description in your prospectus, if must be complete.

The Company has deleted the sentence. See page 97.

Consolidated Statements of Operations, page F-4

17.	We note that you present “gain on derivatives” in your statement of operations. We also note inclusion of footnote 1 within your tabular presentation on page 37 that you have purchased interest-rate protection products for your fixed-rate loans and other debt products outstanding. Please tell us if these products represent hedges that you are accounting for pursuant to SFAS 133. If so, please revise your filing to present a derivatives footnote which complies with the disclosure requirements of paragraphs 44-45 of SFAS 133. Please also revise your MD&A and Critical Accounting Policies accordingly.

The Company advises the Staff that for the periods presented, the Company did not account for its derivatives as hedges under SFAS No. 133.

Beginning July 1, 2006, the Company anticipates designating certain interest rate swaps as cash flow hedges in accordance with SFAS No. 133, and, as such, the Company will provide the appropriate disclosure in a subsequent amendment that includes its September 30, 2006 results of operations.

18.	Please tell us the authoritative guidance you relied upon for presenting basic and diluted preferred stock loss per share in your statement of operations. We note that you have not presented common stock loss per share in your filing because you disclose on page F-15 that they are deemed to be contingently issuable shares subject to performance conditions that are not yet satisfied.

The Company advises the Staff that it relied upon SFAS No. 128 for its presentation. Paragraph 8 of SFAS No. 128 requires that basic earnings per share (EPS) be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. SFAS No. 128 defines common stock as a stock that is subordinate to all other stock of the issuer. The Series A Preferred Stock is the residual class of outstanding equity of the Company, and, as a result, has been used for the presentation of EPS. The Company further advises the Staff that upon the effective date of the initial public offering, the Series A Preferred Stock will automatically be reconstituted into common stock with no further action required. As such, the Company will provide pro forma earnings per share to reflect the automatic conversion of the Series A Preferred Stock into the equivalent number of shares of common stock using the conversion ratio set forth in the Company’s amended and restated certificate of incorporation, which takes into account the initial public offering price, for the year ended December 31, 2005 and the six months ended June 30, 2006.

Note 2. Summary of Significant Accounting Policies, page F-7

General

19.	We note you briefly refer to loans held for sale at the beginning of Note 3. Please revise your filing to include a complete accounting policy for loans held for sale.

The Company has complied with the Staff’s comment by adding a footnote clarifying their accounting policy for loans held-for-sale. See pages F-8 and F-30.

Provision and Allowance for Credit Losses, page F-8.

20.	We note your reference to transfers between the allowance for loan losses and the allowance for unfunded loan commitments here and on page 39. Please revise your disclosures to more fully explain the specific facts and circumstances which can influence when and how often transfers take place. In your revision, please also address how the methodology you initially use to determine the allowance for unfunded loan commitments changes as underwriting is complete, loans are partially and/or fully funded and over time as loans become seasoned as it relates to both allowances referred to above.

The Company has amended its description to more clearly explain the specific facts and circumstances surrounding the provisions and allowance for credit losses, including the allowances for loan losses and unfunded loan commitments. The Company has removed the reference to transfers between the allowance for loan losses and the allowance for unfunded loan commitments. The Company advises the Staff that this description was meant to describe the net effect on the components of the allowance for credit losses upon funding of an unfunded loan commitment. The Company clarified that at each balance sheet date, the amount of allowance of unfunded loan commitments and the amount of allowance for loan losses is determined based on the Company’s quarterly estimation process. Any adjustment necessary to each allowance is reflected in the provision for credit losses. Further, the Company amended its description to include reference to the inclusion of seasoning and credit migration as part of its measuring of credit risk. See pages 34, F-8 and F-9.

Stock Based Compensation, page F-11

21.	We note your disclosures regarding the adoption of SFAS 123R in which you state that the prospective method of adoption does not permit SFAS 123R to be applied to the nonvested portion of awards outstanding at the date of initial application. Paragraph 83 of SFAS 123R only allows the prospective method for non-public entities who previously applied the minimum valued method. You disclose on page 40 of your filing, however, that you applied the intrinsic method in accordance with APB 25. Please revise your filing to reflect the adoption of the modified prospective method as of January 1, 2006 or advise us as to why this is not necessary.

The Company advises the Staff that it has never measured the fair value of the restricted stock awards at the date of grant for pro forma disclosure purposes under SFAS No. 123, thereby effectively applying the minimum value method to the awards. The description of the accounting policy included in the filing as the intrinsic value method describes the measurement method used for recognition purposes under APB No. 25. See further discussion in Response 24.

Note 11. Stockholders’ Equity, page F-18

22.	Please revise your filing to disclose in further detail the liquidation preference and the specified adjustable conversion ratio that holders of Class A Preferred Stock are entitled to. Also, revise your filing to clearly disclose the specified future events that would trigger these shares to be either liquidated or converted into common stock.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly. See pages F-18, F-19 and F-35.

23.	Please revise your filing and tell us how you have accounted for the 1,583,335 warrants issued in conjunction with subscription of 21,000,000 of your Class A Preferred Stock.

The Company has complied with the Staff’s comment by revising the disclosure to include a description of the accounting for the warrants disclosure. See pages F-19 and F-36. The Company advises the Staff that the warrants issued in conjunction with subscription of Series A Preferred Stock were accounted for in accordance with EITF 00-19. In accordance with the provisions of EITF 00-19, the warrants met the conditions for an equity classified instrument. The terms of the warrants require physical settlement of a fixed number of preferred shares upon a $10 per share fixed cash payment received from the warrant holder. The Company further advises the Staff that:

•	The warrants permit the Company to settle in unregistered shares.

•	The Company has sufficient authorized and unissued shares of Series A Preferred Stock available to settle the warrants after considering all other commitments that may require the issuance of such stock during the maximum warrant period.

•	The warrants contain an explicit limit on the number of shares to be delivered in a share settlement.

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Securities and Exchange Commission.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•	The warrants require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

•	There are no provisions in the warrants that indicate that the counterparty has rights that rank higher than those of a holder of the stock underlying the warrants.

•	There is no requirement in the warrants to post collateral at any point or for any reason.

The proceeds received from initial stockholders at formation for Series A Preferred Stock and warrants were reported in permanent equity.

24.	We note your disclosure that you have recorded the issuance of your Class A Common Stock as a deposit classified in other liabilities based upon the potential for these amounts to be returned to shareholders in the event of forfeiture.

Please address the following:

•	tell us how you determined these shares to be variable awards;
•	tell us the authoritative support you relied upon to present these shares as a liability rather than equity including the relevant additional details below;
•	describe your consideration of SFAS No. 150 including whether or not these issuances met the definition of mandatorily redeemable financial instrument and how your determination impacted your relevant accounting;
•	describe the relevant accounting you applied to these issuances before and after modification of restricted stock awards you describe on page F-20 including the initial application of APB No. 25 and subsequent application of SFAS No. 123R (including paragraphs 19 and 44), as applicable;
•	tell us the specific performance measures that are required to be met and how you determined these were not probable of occurring.

The Company advises the Staff that since its inception (June 2004) through December 31, 2005, the Company accounted for share-based payments for recognition purposes in accordance with APB No. 25, as permitted under SFAS No. 123. On January 1, 2006, the Company adopted SFAS No. 123R and used the prospective transition method as required by paragraph 83 for companies who used the minimum value method of measuring equity share options for pro forma disclosure purposes under SFAS No. 123.

I.	Determination of shares as variable awards

The restricted stock awards were characterized as a compensatory plan. The restricted stock agreements contain (among other time and performance criteria) a four year vesting schedule. The existence of vesting in an award implies that service is required in order to earn the award, and, accordingly, that award is provided to compensate the employee and therefore is within the scope of APB No. 25 and not FAS 150. Upon granting of the restricted stock awards, a measurement date (as defined in APB No. 25) was deemed to not have been established. Under APB No. 25, a measurement date is deemed to have been established when (1) the number of shares that an individual employee is entitled to receive and (2) the purchase price are both known. Under the restricted stock agreements, the number of shares an individual will ultimately be entitled to receive is not known at the date the award was granted. The number of shares is not known because of the existence of performance conditions in the award (first and foremost, the occurrence of an “IRR Release Date”). An IRR Release Date occurs when both (a) an aggregate of 75% of a senior class of stock (preferred stock) is transferred in one or more transactions and (b) the holders of the preferred stock receive at least a 10% return on their initial investment. The number of shares that the holder is entitled to receive is significantly affected by whether an IRR Release Date occurs. Further, as described below, the awards also have net-share settlement provisions subsequent to an IRR Release Date. As such, a measurement date was not established under APB No. 25 upon the initial grant of the award.

Under APB No. 25, if the measurement date occurs on the grant date, the award is deemed a fixed award. If the measurement date occurs after the grant date, the award is deemed a variable award. As discussed above, the measurement date did not occur on the grant date because the number of shares that the employee is entitled to receive is not known (that is, the number of shares an employee would receive is subject to contingencies beyond time-based service requirements) on the date of grant, and therefore the award is a variable award under APB No. 25.

Further, upon forfeiture of an award, cash received from the participant at the grant date (a “prepaid exercise price”) is subject to being returned. These amounts received through June 30, 2006, which totaled approximately $40,000, were classified as a deposit liability for the prepaid exercise price consistent with EITF 00-23, Issue 33.

II.	Relevant accounting to issuances before and after modification of award

a.	Periods before adoption of SFAS No. 123R

Prior to the amendment to the awards described below, a measurement date would have been deemed established when all contingencies (other than time-based employment) causing variability in the number of shares to be received by an employee had been resolved. The awards have multiple conditions causing variability in the number of shares, the first of which is resolved at the IRR Release Date. However, subsequent to the IRR Release Date, the number of shares continues to be variable as a voluntary termination of employment thereafter required the employee to net-share-settle the award with a number of shares withheld from that settlement having a fair value equal to the Management Investment Amount specified in the agreement. Accordingly, the awards are best described as net-share-settled options which continue to be subject to variable accounting until ultimate settlement occurs through the delivery of a fixed, final number of shares.

Through December 31, 2005, the Company accounted for stock compensation under APB No. 25. The Company was to begin to accrue compensation cost over the service period once it became probable that the performance condition (i.e., the IRR Release Date) would occur. From the date of the initial grant of the award through June 30, 2006, the Company had determined that it was not probable that the performance condition would be met, and therefore, no compensation cost was recorded.

b.	Upon adoption of SFAS No. 123R (1/1/06) by the Company

The Company never measured the fair value of the awards at the date of grant for pro forma disclosure purposes under SFAS No. 123, thereby effectively applying the minimum value method to the net-share-settled options. As such, paragraph 83 requires the Company to adopt SFAS No. 123R prospectively to new awards and to awards that are modified, repurchased, or cancelled after the required January 1, 2006 effective date. APB No. 25 continues to apply to awards granted prior to the effective date unless those awards subsequently are modified.

c.	Impact of Modification

On September 19, 2006, the Company modified the award such that, effective upon an initial public offering, the forfeiture, restriction and repurchase provisions are substantially removed and an IRR Release Date is deemed to have been satisfied by the initial public offering.

The modification caused the awards to come within the scope of SFAS No. 123R in accordance with paragraph 83 and thus, the APB No. 25 accounting model ceased to apply from the date of the modification. Paragraph A160 states that for modifications of awards that affect performance conditions, the accounting depends on the probability of achievement of the original performance condition immediately before and immediately after the award is modified. As the only change to the award is that the performance condition now could also be satisfied by the occurrence of an initial public offering (which was not assessed as probable at the date of modification), it is not probable that the performance condition would have been achieved prior to the modification, and it continues to be not probable that the performance condition would be achieved after the modification. However, the measured minimum value under SFAS No. 123 at the original date of grant is no longer relevant as vesting was not expected under the original terms as of the modification date. Rather, the fair value of the shares underlying the awards at the date of modification will be used to recognize compensation cost under SFAS No. 123R from the date of the modification.

Compensation cost will continue to not be recognized until the performance condition is probable of being achieved. SFAS No. 123R, paragraph 44 states that recognition of compensation cost for an award with a performance condition is based on whether the performance condition is probable of achievement. Compensation cost is recognized if it is probable that the performance condition will be achieved. If it is not probable that the performance condition will be achieved, compensation cost would not be recognized. As the Company has continued to determine that it is not probable that the performance condition will be met until the occurrence of the initial public offering, the Company will not begin to record compensation cost until that time.

d.	Accounting upon the initial public offering

For the vested shares, the Company expects to record compensation cost as of the effective date of the initial public offering. The amount of compensation cost would be based on the fair value of the vested shares on the date of modification (September 19, 2006).

For the unvested shares, the Company would record compensation cost from the date of the initial public offering through the remaining requisite service (vesting) period. The amount of compensation cost that would be recorded over this period equals the fair value of the unvested shares on the date of the modification.

For both vested and unvested shares, the Company will use a graded vesting model for attribution (as described in FIN 28) to determine the amount of compensation cost to record at the appropriate dates as if each graded vesting tranche is a separate award because the awards contain both performance and service conditions. A policy election for straight-line attribution is only applicable under SFAS 123R for awards that vest based on service only. As of the initial public offering date, the Company will recognize a cumulative adjustment to recognize compensation cost for tranches of unvested awards now subject only to service conditions that are expected to vest based on the amount of the requisite service period that had been performed from the original grant date as compared to the total requisite service period to achieve vesting.

Note 17. Subsequent Events, page F-24

25.	Please revise your filing to disclose all capital transactions which have occurred subsequent to yearend. We note from your interim financial statements as of June 30, 2006 that you sold an additional 5.7 million shares of preferred stock, however, your subsequent events footnote only reflects 4.2 million shares.

The Company has revised its filing in response to the Staff’s comment. See page F-24.

Interim Financial Statements

Notes to Condensed Consolidated Financial Statements, page F-29

Note 1. Organization, page F-29

26.	Revise your filing to explain the business purpose of NewStar Financial California, LLC and NewStar Repo Funding, Inc.

The Company has complied with the Staff’s request and added the disclosure. See page F-29.

Item 16. Exhibits and Financial Statement Schedules

27.	Please include all exhibits, including the legality opinion, in you next filing. They are subject to review and the staff will need time to examine them.

The Company has complied with the Staff’s request and has filed additional exhibits to the extent available. Certain exhibits, such as the legality opinion, will not be available until a later date and will be included in subsequent filings.

Undertakings

28.	Please revise to provide all undertakings relevant to the offering, including Items 512(f) and (h) of Regulation S-K.

The Company has complied with the Staff’s comment and revised the Undertakings disclosure accordingly.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely,

/s/ Alexander D. Lynch

Alexander D. Lynch